Exhibit 99.3

For immediate release

IMI ANNOUNCES FISCAL 2004 FINANCIAL RESULTS

Toronto, Ontario (March 31, 2005) - - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME), a leading predictive medicine company, today announced audited financial results for the fiscal year ended December 31, 2004. All amounts are in Canadian dollars.

“Fiscal 2004 was an eventful year, with the completion of a significant worldwide marketing agreement with McNeil Consumer Healthcare, Canada, for our cardiovascular products, continuing advances in our clinical program and new publications and presentations,” said Dr. Brent Norton, President and Chief Executive Officer. “These accomplishments speak strongly to the scientific credibility and growth opportunities for our products.”

Dr. Norton continued, “Looking ahead, fiscal 2005 will be a pivotal year for IMI. We are poised to generate revenue from PREVU* Point of Care Skin Sterol Test, which is currently being commercialized in Canada, the U.S. and select markets in Europe, where it is available as a point-of-care test. We are also aiming to advance two additional formats of our skin sterol technology. Another key focus will be on accelerating development of our cancer products with new clinical studies and partnering opportunities.

Additionally, to date this year three papers about our skin sterol technology have already been accepted for future publication in leading medical journals, including the American Heart Journal. Similarly, three abstracts have been accepted for presentation - - one as recently as yesterday - - including the exciting new data on PREVU* presented in early March at the American College of Cardiology annual conference. These are all important accomplishments that will add significant value to our business.”

Financial Review
Total revenue for the year was $485,000, reflecting sales of PREVU* Skin Sterol Test to IMI’s marketing partner, McNeil Consumer Healthcare, as well as license revenue. The consolidated loss for the year was $5,569,000 ($0.26 per share) compared with $4,063,000 ($0.19 per share) for the year ended December 31, 2003, an increase of $1,506,000.

Research and development expenditures increased by $694,000 to $2,613,000 from $1,919,000 in 2003. This variance primarily reflects increased spending on clinical trials for skin sterol and cancer to $488,000 from $235,000 in 2003, related to a lung cancer trial (the I-ELCAP study) and the large skin sterol study being conducted with AtheroGenics, Inc. (the ARISE study) that commenced in the latter part of 2003. IMI currently has 19 clinical trials ongoing, with several, including ARISE, designed to establish the relationship between skin sterol and primary events, such as heart attack. The variance also reflects increased filing fees on intellectual property, which increased to $196,000 from $92,000 in fiscal 2003, and increases in total compensation and benefits for research personnel of $221,000.

General and administration expenses amounted to $3,355,000 compared with $2,362,000 in 2003, an increase of $993,000. This variance primarily reflects a one-time cost of $478,000 in 2004 related to IMI’s unsolicited offer to acquire the shares of IBEX Technologies Inc. IMI allowed the offer to expire on December 16, 2004 without taking up any shares of IBEX. It also reflects a $221,000 increase in stock-based compensation for options for administrative personnel that resulted in a non-cash expense of $476,000. This increase was primarily for options granted in 2004 pursuant to a U.S. consulting contract that vested over nine months and for the cashless exercise of options by an officer of IMI. Total compensation and benefits for administration personnel increased $160,000, reflecting annual increases plus accrued incentive compensation based on performance.

Amortization expenses for equipment and acquired technology amounted to $224,000 compared to $281,000 in 2003. Recoveries of provincial scientific investment tax credits (ITCs) amounted to $205,000 compared with $223,000 in 2003. Interest income amounted to $124,000 compared with $258,000 for 2003.

As at December 31, 2004, IMI had cash, cash equivalents and short-term investments totaling $5,196,000 ($6,697,000 as at December 31, 2003). To date, IMI has financed its activities through the issuance of shares and the recovery of provincial ITCs as well as through license fees. Management believes that, based on historic cash expenditures and the current expectation of further revenue from product sales and royalties, IMI’s existing cash resources together with the investment tax credits receivable of $389,000 will be sufficient to meet the company’s current operating and capital requirements through at least 2005.

Financial statements are attached to this press release. IMI’s complete fiscal 2004 annual report is available at www.sedar.com.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test.

IMI Announces Fiscal 2004 Financial Results	2

IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville /Edward Abella
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
eabella@investorelationsgroup.com

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IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS

As at December 31

	2004	2003
	$	$
ASSETS
Current
Cash and cash equivalents	239,458	61,625
Short-term investments	4,956,945	6,635,135
Accounts receivable	222,348	10,700
Inventory	267,500	-
Prepaid expenses and other receivables	137,015	329,789
Investment tax credits receivable	389,000	180,000
Total current assets	6,212,266	7,217,249
Capital assets, net	420,955	403,205
Acquired technology, net of accumulated amortization of $784,399 [2003 - $693,684]	362,858	453,573
	6,996,079	8,074,027
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	1,021,086	139,435
Accrued liabilities	566,951	403,213
Current portion of deferred revenue	306,900	6,900
Total current liabilities	1,894,937	549,548
Deferred revenue	2,604,300	86,200
Total liabilities	4,499,237	635,748
Commitments
Shareholders' equity
Capital stock	24,192,321	24,056,853
Contributed surplus	1,328,187	723,993
Warrants	200,000	312,200
Deficit	(23,223,666)	(17,654,767)
Total shareholders' equity	2,496,842	7,438,279
	6,996,079	8,074,027

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IMI International Medical Innovations Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

	2004	2003	2002
	$	$	$
REVENUE
Product sales	183,258	-	-
License revenue	302,080	16,900	-
	485,338	16,900	-
Cost of product sales [including amortization of $6,600]	190,214	-	-
Gross profit	295,124	16,900	-
EXPENSES
Research and development	2,612,770	1,918,800	2,104,904
General and administration	3,355,451	2,361,602	2,141,207
Amortization	224,428	280,777	219,466
	6,192,649	4,561,179	4,465,577
RECOVERIES AND OTHER INCOME
Investment tax credits	205,000	223,146	189,908
Interest	123,626	258,422	257,407
	328,626	481,568	447,315
Net loss for the year	(5,568,899)	(4,062,711)	(4,018,262)
Deficit, beginning of year	(17,654,767)	(13,592,056)	(9,573,794)
Deficit, end of year	(23,223,666)	(17,654,767)	(13,592,056)
Basic and diluted loss per share	$(0.26)	$(0.19)	$(0.20)
Weighted average number of common shares outstanding	21,276,497	20,967,677	20,406,733

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IMI International Medical Innovations Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2004	2003	2002
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(5,568,899)	(4,062,711)	(4,018,262)
Add items not involving cash
Amortization	231,028	280,777	219,466
Stock compensation costs included in:
Research and development expense	123,925	189,105	81,905
General and administration expense	476,164	255,112	36,483
Loss on sale of capital asset	6,098	3,873	-
Net change in non-cash working capital balances related to operations	544,015	(54,970)	30,841
Increase (decrease) in deferred revenue	2,818,100	(6,900)	100,000
Cash used in operating activities	(1,369,569)	(3,395,714)	(3,549,567)
INVESTING ACTIVITIES
Short-term investments	1,678,190	3,326,608	(2,603,943)
Purchase of capital assets	(164,789)	(385,605)	(20,804)
Sale of capital assets	628	2,775	-
Cash provided by (used in) investing activities	1,514,029	2,943,778	(2,624,747)
FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	33,373	363,110	5,731,386
Cash provided by financing activities	33,373	363,110	5,731,386
Net increase (decrease) in cash and cash equivalents during the year	177,833	(88,826)	(442,928)
Cash and cash equivalents, beginning of year	61,625	150,451	593,379
Cash and cash equivalents, end of year	239,458	61,625	150,451
Represented by:
Cash	173,302	61,625	148,270
Cash equivalents	66,156	-	2,181
	239,458	61,625	150,451

IMI Announces Fiscal 2004 Financial Results	6